Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
Q2 RESULTS ANNOUNCEMENT — THURSDAY 4 AUG 2011
• RELEASE
The Q2 results will be released electronically on Thursday 4 August 2011 at 07:00 BST (UK time). The full results will also be published on our website at www.randgoldresources.com. The PowerPoint presentation will be available on the site from 11:30UK.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
• GROUP PRESENTATION — LONDON
Date: Thursday 4 August 2011
Time: 11:45 for 12:00 (followed by a finger lunch)
Venue: Forum 3 London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
If you wish to attend the above presentation, please contact Kathy du Plessis or Claire Carr at randgoldresources@dpapr.com or on +44 20 7557 7738.
SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION
A live audio webcast of the presentation to analysts will be available on the company’s website from 12:00UK and will remain on the site for later viewing.
• INTERNATIONAL INVESTOR CALL*
08:00 Pacific (USA/Canada) • 11:00 Eastern (USA/Canada) • 16:00 BST (UK) • 17:00 CEST/CAT
DIAL-IN — LIVE CALL
Password: Randgold
USA — Toll free: 1 866 966 5335
Canada — Toll free: 1 800 608 0547
UK — Toll free: 0808 109 0700 / Toll: 0 20 3003 2666
South Africa — Toll free: 0 800 980 512
Australia — Toll free: 1 800 681 584
International — Toll: +44 20 3003 2666
OPTION — WE CALL YOU
If you wish us to call you for the conference call, please contact us (details below).
PLAYBACK — (replay available 2 hours after the call, for 7 days) Access Code 3625018#
USA — Toll free: 1 866 583 1035 / 1 866 583 1039 / 1 866 595 5357
Canada — Toll free: 1 888 889 0604
UK — Toll free: 0800 633 8453 / Toll: 0 20 8196 1998
South Africa — Toll free: 0 800 981 236
Australia — Toll free 1 800 268 910
International Toll: +44 20 8196 1998
*LINK TO CONFERENCE CALL ONLINE PRESENTATION^
To view the live presentation accompanying the investor call please click
http://www.meetingzone.com/presenter/?partCEC=3625018
Enter your details on the left hand side under guest login.
Participant pin: 3625018
^Note: This add-on option enables you to login online at the start of the call and view the presentation as Mark Bristow runs through the slides on-screen. You will still need to dial-in by telephone as usual as the investor call audio will not be broadcast through the website link. You also still have the option of downloading the presentation slides in advance from the Randgold Resources website at www.randgoldresources.com.
Enquiries: Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel/Mob +44 20 7557 7738
www.randgoldresources.com